April 18, 2007	Marc A. Rubenstein 617-951-7826 Marc.Rubenstein@ropesgray.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:
Sirtris Pharmaceuticals, Inc.
Registration Statement on Form S-1
File Number 333-140979

Ladies and Gentlemen:

        On behalf of Sirtris Pharmaceuticals, Inc. (the "Company"), submitted herewith for filing is Amendment No. 3 ("Amendment No. 3") to the Registration Statement referenced above (the "Registration Statement").

        Amendment No. 3 is being filed in response to comments contained in the letter dated April 16, 2007, from Jeffrey Riedler of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Christoph Westphal, the Company's Chief Executive Officer. The Company acknowledges that the Company received an additional oral comment from John Krug on the morning of April 18, 2007 and intends to address it in a subsequent filing. The Company is filing this Amendment No. 3, so that the Staff could review the Company's responses to the Staff's comments below in advance of such subsequent filing. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to Ropes & Gray LLP by the Company. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.

        On behalf of the Company, we advise you as follows:

Critical accounting policies and estimates

Accrued expenses, page 44

1.
We note your response to comment 24. Please confirm that when assessing the materiality of the change in estimates on your results of operations, you are assessing it against net income. In addition, please confirm that if the change in estimate becomes material, you will include a sensitivity analysis depicting reasonably likely changes in these estimates.

  Response:    The Company confirms to the Staff that in assessing the materiality of change in estimates on the Company's results of operations, the Company has assessed and will continue to assess materiality based upon the Company's net loss. The Company also confirms that if the change in estimate becomes material, the Company will include a sensitivity analysis including reasonable likely changes in these estimates, as appropriate.

Stock based compensation, page 45

2.
We note your response to comment 25 and reissue our comment. Once an IPO price is determined, please disclose the significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

  Response:    The Company has previously disclosed certain significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range on page 50 of the prospectus. The Company has revised the prospectus in response to the Staff's comment to disclose additional factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range in the prospectus.

3.
We note your response to comment 27. Please tell us why you believe the median valuation of the peer group is a more appropriate measure than the mean valuation. Please provide us an analysis of the valuations of comparable companies that supports your response.

  Response:    The Company advises the Staff that it analyzed 58 biotechnology initial public offerings over a two and a half-year period ended April 2006 to determine an appropriate expected market capitalization in the IPO scenario. The median market capitalization of this group was $138 million and the mean was $204 million. The Company concluded that the median was the more appropriate measure since the mean was skewed by those companies that had product candidates in Phase III clinical trials and in certain cases, significant collaborations that supported higher valuations. If the Company were to exclude the companies that had product candidates in Phase III clinical trials from the calculation of the mean, the median and the mean would have been $114 million and $123 million, respectively. Based on this, the Company concluded that the impact of using the mean instead of the median would not have a material impact on the per share fair values of the Company's common stock generated by the common stock valuations.

  The Company has supplementally provided an analysis of the valuations of comparable companies as attached in Exhibit A and A-1.

  The Company has also revised the prospectus to include the rationale for using the median instead of the mean market capitalization in the IPO scenario.

4.
Please tell us if the venture capital rate of return studies which provide the range of 25% to 35% consider just developmental stage companies in the biotechnology industry or companies in all industries at the same stage of development.

  Response:    The studies, which provide the range of 25% to 35%, consider companies in all industries at the same stage of development. The Company believes that using a rate at the high end of the 25% to 35% range is appropriate given the Company's early stage of development of its product candidates, intellectual property risks, and the high failure rate of biotechnology companies.

Patents and Other Proprietary Rights, page 60

5.
Please revise the discussion of the agreement with Harvard University to quantify the minimum royalty and maintenance payments and to describe the milestones you are required to achieve in order to avoid termination.

  Response:    The Company has revised the prospectus in response to the Staff's comment to identify the minimum royalty and maintenance payments and to describe the milestones that are required to avoid termination.

Note 6. Redeemable convertible preferred stock, page F-24

6.
We note your response to comment 42. We will defer evaluation of your response until after your IPO price has been set. Please disclose in a subsequent event note your anticipated beneficial conversion feature based on your proposed IPO price and provide us an analysis of how the amount was calculated.

  Response:    The Company advises the Staff that based upon its evaluation of the effective conversion price of its Series C-1 redeemable convertible preferred stock issued on January 22, 2007 and February 1, 2007 and the fair value of its common stock on the dates of issuance, it has concluded that there is no beneficial conversion feature associated with the issuance of the

2

  Series C-1 redeemable convertible preferred stock. The Company's conclusion was based upon the following:

  •
  The Company performed a contemporaneous valuation of its common stock in early February 2007 by applying the same valuation methodology disclosed in the prospectus and updating the assumptions used in the valuation model, as appropriate. This contemporaneous valuation generated a fair value of common stock of $6.00 per share on a post-reverse stock split basis. Since the common stock into which the Series C-1 redeemable convertible preferred stock is convertible had a fair value less than the effective conversion price of the Series C-1 redeemable convertible preferred stock of $8.82 per share, there was no intrinsic value on the commitment date and thus no beneficial conversion feature.

  •
  As a further validation of the conclusion that there is no beneficial conversion feature associated with the issuance of the Series C-1 redeemable convertible preferred stock, the Company also considered the estimated initial public offering price range included in the prospectus filed contemporaneously with this letter. The prospectus includes an estimated initial public offering price range of $9 to $11. The $8.82 per share effective conversion price noted above is not materially different than the low end of the estimated initial public offering price range. Based on this, the Company believes that its conclusion regarding beneficial conversion is appropriate.

  The Company also advises the Staff that 73% of the Series C-1 redeemable convertible preferred stock offering was funded by independent investors and therefore the price paid is an indication of the fair value of the Series C-1 redeemable convertible preferred stock.

  The Company has revised Note 14 of the consolidated financial statements to disclose that it does not believe there is a beneficial conversion feature associated with the issuance of the Series C-1 redeemable convertible preferred stock.

        The Company intends to commence marketing this offering as soon as possible. We would, therefore, appreciate receiving any additional comments on the Registration Statement, or receiving advice that there are no further comments on the Registration Statement, as soon as possible.

Very truly yours,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:
Suzanne Hayes
John L. Krug
Dana Hartz
Mary Mast
Christoph Westphal
Richard D. Truesdell, Jr.

3

Exhibit A

Number	Company Name	IPO Pre-money	IPO Date	Clinical Trials
1	Acusphere	$147,000	10/8/2003	p3-Ultrasound, p1-Cancer and Asthma
2	Advancis	164,000	10/17/2003	four p1/2
3	Genitope	113,000	10/30/2003	p3-follicular B cell NHL, p2-aggressive B cell NHL
4	Cancervax	248,000	10/30/2003	p3-melanoma, p3-colorectal cancer, p1/2-melanoma
5	Myogen	289,000	10/30/2003	mkts Perfan IV for heart failure in Europe, p3-CHF
6	Nitromed	214,000	11/6/2003	p3-BiDil, drug for congestive heart failure
7	Pharmion	251,000	11/6/2003	mkts products for deep vein thrombosis and HIT, wa
8	Eyetech	673,000	1/30/2004	p3-AMD, p2-diabetic macular edema
9	GTx	278,000	2/3/2004	p3-prostate cancer tx side effects, p2-prostate ca
10	Renovis	218,000	2/5/2004	p3-acute ischemic stroke, p2-neuropathic pain, p2-
11	Corgentech	322,000	2/12/2004	p3-TF Decoy for vein graft failure
12	Dynavax	133,000	2/19/2004	p2-Hep B, p2-chronic inflammation, p2-asthma
13	Xcyte Therapies	84,500	3/17/2004	p1/2-prostate cance, p1/2-multiple myeloma, p1-kid
14	Tercica	163,000	3/17/2004	p3 completed-IGFD, p2-adult IGFD, p2-type A diabe
15	Anadys	106,000	3/26/2004	p2-HBV, p1b-HCV, p1-HCV
16	Santarus	201,000	3/21/2004	NDA filed—upper GI diseases
17	Memory Pharmaceuticals	101,000	4/5/2004	p1-alzheimers, p1-alzheimers
18	Corcept Therapeutics	218,000	4/14/2004	p3-psychotic major depression
19	Immunicon	127,000	4/15/2004	diagnosti products
20	Barrier Therapeutics	252,000	4/29/2004	p3-dermatitis, p3-diaper dermatitis, p3-fungal inf
21	Cytokinetics	259,000	4/29/2004	p2-NSCLC, new p1 in cancer in 1h 2004
22	Acadia	83,000	5/26/2004	p2-Parkinsons, p1-schizophrenia
23	Alnylam	86,000	5/27/2004	none, pre-clinical
24	Critical Therapeutics	125,000	5/27/2004	sNDA to be filed in 2004-asthma, p2-COPD
25	Inhibitex	87,000	6/4/2004	p3-drug to prevent infections in premature infan
26	Metabasis	90,000	6/16/2004	p2-type 2 diabetes, p1/2-hepatitis B, p1/2-liver ca
27	Momenta Pharmaceuticals	125,000	6/22/2004	2 ANDA's filed for deep vein thrombosis
28	Idenix	529,000	7/21/2004	p3-chronic HBV, p2-2nd line HBV, p1/2-hepatitis C
29	Auxilium	113,000	7/23/2004	p2-Peyronie's disease, p1-Androgen replacement
30	Mannkind	366,000	7/28/2004	p2-Type 2 Diabetes
31	New River Pharmaceuticals	109,000	8/5/2004	p1 for ADHD
32	Theravance	733,000	10/5/2004	p2-Bacterial Infections, p1-Asthma & COPD, p1-Over
33	CoTherix	88,000	10/15/2004	p3-PAH completed, p1 emphysema
34	Viacell	200,000	1/21/2005	p3-non hodgkin's lymphoma
35	Favrille	99,000	2/2/2005	p2-completed for sickle cell
36	Icagen	132,000	2/3/2005	1 drug marketed for hypertension, 4 additional com

37	Threshold Pharmaceuticals	167,000	2/10/2005	4 drugs in clinical trials including 2 in late sta
38	Aspreva Pharmaceuticals	283,000	3/4/2005	p1/2-Pancreatic Cancer, p2-BPH, p1-Tumors
39	Xenoport	149,000	6/2/2005	p3-pneumonia, p2-HIV
40	Advanced Life Sciences	54,000	8/5/2005	p2-cancer, 3 p1-Hep C, asthma, cancer
41	Coley Pharmaceuticals	301,000	8/10/2005	p3-insomnia, p2-gambling, p2-smoking
42	Somaxon Pharmaceuticals	143,000	8/15/2005	p3-urinary tract infection, p1-bacteria in CF
43	Sunesis	107,000	9/27/2005	p1-inlicensed from Vertex
44	Avalon Pharmaceuticals	59,000	9/29/2005	p3-chronic rhinosinusitis, p3 lymphoma
45	Accentia Biopharmaceuticals	212,000	10/28/2005	6 p2a-immuno-inflammatory, 1 p1/2 cancer
46	CombinatoRx	114,000	11/9/2005	p2 complete-CF, p2-growth disorders
47	Altus Pharmaceuticals	210,000	1/26/2006	p3-3rd line leukemia, multiple p1/2 starting
48	SGX Pharmaceuticals	60,000	2/1/2006	2 p1-flu vaccine patch, p1-diarrhea patch
49	Iomai Corporation	83,000	2/1/2006	mkts prostate cancer, p3-early onset puberty
50	Valera Pharmaceuticals	97,000	2/2/2006	p3-spinal cord injury, p2-MS
51	Acorda Therapeutic	81,000	2/10/2006	Phase I Clinical on patients with no alternative treatments, trying to proceed to Phase 3
52	CardioVascular Biotherapeutics, Inc.	1,211,000	2/11/2005	5 products in clinical trials, Insomnia in Phase III
53	DOV Pharmaceutical Inc.	130,000	1/28/2002	Phase II in US Phase II/III in Europe, Orphan drug designation in the U.S. and Europe.
54	Gentium S.p.A	48,000	1/24/2005	Phase II clinica ltrials of Phenoxodiol
55	Marshall Edwards Inc.	409,000	9/25/2003	2 Phase 3 products, prostate and breast cancer. Glioblastoma multiforme Phase 1/2
56	Novacea, Inc.	104,000	5/11/2006	3 in Clinical trials, Cognitive Impairment - Phase II, Depression/Anxiety Phase 11, Post-o
57	Targacept	127,000	4/12/2006	Schizophrenia/bipolar-Ph III. Insomnia & depression - PhIII, excessive sleepinees Phas
58	Vanda Pharmaceuticals	159,000	4/13/2006

Exhibit A-1

Number	Company	All IPOs	Non-Phase III
1	Acusphere	$147,000
2	Advancis	164,000	$164,000
3	Genitope	113,000
4	Cancervax	248,000
5	Myogen	289,000
6	Nitromed	214,000
7	Pharmion	251,000
8	Eyetech	673,000
9	GTx	278,000
10	Renovis	218,000
11	Corgentech	322,000
12	Dynavax	133,000	133,000
13	Xcyte	84,500	84,500
14	Tercica	163,000
15	Anadys	106,000	106,000
16	Santarus	201,000
17	Memory	101,000	101,000
18	Corcept	218,000
19	Immunicon	127,000	127,000
20	Barrier	252,000
21	Cytokinetics	259,000	259,000
22	Acadia	83,000	83,000
23	Alnylam	86,000	86,000
24	Critical Therapeutics	125,000	125,000
25	Inhibitex	87,000
26	Metabasis	90,000	90,000
27	Momenta	125,000	125,000
28	Idenix	529,000
29	Auxilium	113,000	113,000
30	Mannkind	366,000
31	New River	109,000	109,000
32	Theravance	733,000
33	CoTherix	88,000
34	Viacell	200,000	200,000
35	Favrille	99,000
36	Icagen	132,000	132,000
37	Threshold	167,000
38	Aspreva	283,000
39	Xenoport	149,000	149,000
40	Advanced Life Sciences	54,000
41	Coley	301,000
42	Somaxon	143,000
43	Sunesis	107,000
44	Avalon	59,000	59,000
45	Accentia	212,000
46	CombinatoRx	114,000	114,000
47	Altus	210,000	210,000
48	SGX	60,000
49	Iomai	83,000	83,000
50	Valera	97,000
51	Acorda	81,000
52	CardiaVascular Biotherapeutics	1,211,000
53	DOV	130,000
54	Gentium	48,000	48,000
55	Marshall Edwards	409,000
56	Novacea	104,000
57	Targacept	127,000	127,000
58	Vanda	159,000

	Median	$138,000	$114,000

	Mean	$204,043	$122,935

	Number of companies in data set	58	23